September 13, 2010

Via: First Class Mail and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Mr. Chris White
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated August 26, 2010, regarding
Eldorado Gold Corporation
Form 40-F for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Form 40-F/A for the Fiscal Year Ended December 31, 2009
Filed May 6, 2010
File No. 001-31522

Ladies and Gentlemen:

Eldorado Gold Corporation (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the August 26, 2010 letter regarding the above-referenced Annual Report on Form 40-F and Form 40-F/A for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission (“SEC”) on March 31, 2010 and May 6, 2010 respectively (File No. 001-31522).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the SEC, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Securities and Exchange Commission
September 13, 2010

Our responses are as follows:

Form 40-F for the fiscal year ended December 31, 2009

Exhibit 99.1 Annual Information Form

Mineral Reserves and Mineral Resources, page 6

Staff Comment No. 1

We note your response in regard to our request to modify your 40-F filing and your statement of materiality regarding your incomplete Perama resource disclosure.  In future filings, please provide additional disclosure identifying this mineralization and the sources you used to develop an estimate of this mineralization.

Eldorado Gold’s Response:

The Company notes that it files reports with the Commission pursuant to the multi-jurisdictional disclosure system (MJDS) adopted by the securities regulatory authorities in Canada and the Commission.  Pursuant to MJDS the Company prepares its Annual Information Form in accordance with applicable Canadian disclosure requirements.  The Company intends to continue to prepare its Annual Information Form and other Canadian MJDS report filed with the Commission pursuant to such Canadian disclosure requirements.  Subject to the foregoing, the Company agrees that it will provide the additional disclosure requested by the Staff in its future filings to the extent that it is required by applicable United States federal law, Form 40-F or the relevant form of the Commission upon which the Company is filing, the Canadian disclosure requirements for the Company’s Annual Information Form or other Canadian MJDS report, if the Company is filing such a report, or applicable rules and regulations of the Commission in effect at the time of such future filings.

Staff Comment No. 2

We also note your response in regards to our request to modify your 40-F filing and your statement as to marketing of iron ore.  Please provide additional disclosure regarding this iron ore project in your future filings.  Please include the cutoff grade used to designate reserves and disclose the regional benchmark prices that may be used to demonstrate your project economics as an economic reserve.  These benchmark prices may be related to similar mining operations in Brazil or published market prices.

Eldorado Gold’s Response:

Subject to the qualifications outlined in the Company’s response to Staff Comment No. 1, the Company agrees that it will provide the additional disclosure requested by the Staff in its future filings to the extent that it is required by applicable United States federal law, Form 40-F or the relevant form of the Commission upon which the Company is filing, the Canadian disclosure requirements for the Company’s Annual Information Form or other Canadian MJDS report, if the Company is filing such a report, or applicable rules and regulations of the Commission in effect at the time of such future filings.

Staff Comment No. 3

We note your response to our request for additional disclosure in the footnotes of your reserve tables and that some of the requested information may be found elsewhere in your filing.  Please include your metallurgical recovery factors in your future filings.

Securities and Exchange Commission
September 13, 2010

Eldorado Gold’s Response:

Subject to the qualifications outlined in the Company’s response to Staff Comment No. 1, the Company agrees that it will provide the additional disclosure requested by the Staff in its future filings to the extent that it is required by applicable United States federal law, Form 40-F or the relevant form of the Commission upon which the Company is filing, the Canadian disclosure requirements for the Company’s Annual Information Form or other Canadian MJDS report, if the Company is filing such a report, or applicable rules and regulations of the Commission in effect at the time of such future filings.

Eastern Dragon Gold Project, page 35

Staff Comment No. 4

We note your response to our request for disclosure regarding your safety program and appropriate statistics related to your safety performance.  Please include this safety and health disclosure in your future filings.

Eldorado Gold’s Response:

Subject to the qualifications outlined in the Company’s response to Staff Comment No. 1, the Company agrees that it will provide the additional disclosure requested by the Staff in its future filings to the extent that it is required by applicable United States federal law, Form 40-F or the relevant form of the Commission upon which the Company is filing, the Canadian disclosure requirements for the Company’s Annual Information Form or other Canadian MJDS report, if the Company is filing such a report, or applicable rules and regulations of the Commission in effect at the time of such future filings.

We affirm the aforementioned statements and responses.

In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 40-F;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 604 601 6661.

Sincerely,

Eldorado Gold Corporation

/s/ Ed Miu
Ed Miu
Chief Financial Officer